Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES TOTAL
                               ENTERPRISE

           Computation of Ratio of Earnings to Fixed Charges


                                                  Millions of Dollars
                                              ---------------------------
                                              Three Months Ended March 31
                                              2000                   1999
                                              ---------------------------
                                                      (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                  $542                     99
  Distributions in excess of (less than)
    equity in earnings of less-than-
    fifty-percent-owned companies                2                     (6)
  Fixed charges, excluding capitalized
    interest*                                   95                    100
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                                              $639                    193
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest            $ 65                     71
  Capitalized interest                          16                      9
  Preferred dividend requirements of
    capital trusts                              13                     13
  Interest portion of rental expense            12                     11
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                                              $106                    104
=========================================================================
Ratio of Earnings to Fixed Charges             6.0                    1.9
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*Includes amortization of capitalized interest totaling approximately
 $5 million in both 2000 and 1999.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than 50 percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, which was repaid in June 1998. The $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings in both the first quarter of 2000 and 1999.


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